UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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[redacted]

09056910

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 30 2009
Washington, DC
110

SEC FILE NUMBER
8-48088

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY).

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Matrix U.S.A., LLC**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (do not use P.O. Box No.)

16 East 40th Street 8th Floor
(No. and Street)

New York	NY	10016
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. John Power — 212-220-5147
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Caesar, Lester Shaw
(Name – *if individual state last, first, middle name*)

280 Madison Ave, Suite 1003	New York	New York	10016
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X Certified Public Accountant
__ Public Accountant
__ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Power, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Matrix U.S.A., LLC as of **December 31, 2008** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

C.O.O.

Title

Notary Public

3/17/09

BRAD M. JACOBS
Notary Public, State of New York
No. 02JA6042738
Qualified in New York County
Commission Expires 06/05/2010

This report** contains (check all applicable boxes):

X (a) Facing page
X (b) Statement of Financial Condition
X (c) Statement of Income (Loss)
X (d) Statement of Changes in Financial Condition
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
__ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
X (g) Computation of Net Capital
X_ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
X_ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3
X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
X (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X (l) An Oath or Affirmation
__ (m) A copy of the SICP Supplemental Report
__ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

LESTER S. CAESAR
CERTIFIED PUBLIC ACCOUNTANT
280 MADISON AVENUE SUITE 1003
NEW YORK, NY 10016
212-752-8377, FAX 212-752-8264

INDEPENDENT AUDITOR'S REPORT

To Unit Holders of
Matrix U.S.A., LLC
16 East 40th Street
New York, NY 10016

We were engaged to audit the accompanying statement of financial condition of Matrix U.S.A., LLC ("the Company") as of December 31, 2008 and the related statement of operations, changes in unitholder's deficit, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Act of 1934. These financial statements are the responsibility of the Company's management.

The Company did not provide and we were unable to obtain sufficient financial records and audit evidence to form an opinion.

Because of the significance of the matters discussed in the preceding paragraph, the scope of our work was not sufficient enough to enable us to express, and we do not express, an opinion of the financial statements referred to in the first paragraph.

On February 6, 2009, the Company notified applicable regulators that it did not meet the minimum capital requirements.

On March 20, 2009, the Company withdrew their registration as a broker-dealer with the Securities and Exchange Commission and all Self-Regulatory Organizations, in all applicable jurisdictions, as it is no longer able to conduct business as a licensed broker-dealer. On March 20, 2009, the Company ceased operations.

Lester S. Caesar, CPA
Certified Public Accountants

March 26, 2009
New York, NY

MATRIX U.S.A., LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008
(Unaudited)

ASSETS

Assets		
Current Assets		
Cash and cash equivalents	$	3,037
Due to related party		459,826
Due to from broker		148,276
Securities owned:		
Marketable, at market value		2,705
Not readily marketable, at fair value		88,750
Prepaid expenses and deposits		39,210
Total Current Assets		741,804
Fixed assets		
Furniture, equipment and leasehold improvements		150,847
(net of accumulated depreciation and amortization)		(122,923)
Total fixed assets		27,924
Total assets		769,728

LIABILITIES AND UNITHOLDER'S EQUITY

Liabilities		
Accrued expenses	$	87,442
Commissions payable		8,968
Total liabilities		96,410
Unitholder's equity		673,318
	$	769,728

See accompanying notes to financial statements.

MATRIX U.S.A., LLC
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2008
(Unaudited)

Revenues:	
Commissions	$ 681,055
Other Income	960,583
Interest	19,566
Total revenues	1,661,204
Expenses:	
Clearing charges	106,453
Commissions to agents/representatives	412,832
Employee compensation and benefits	710,956
General and administrative	218,619
Insurance	8,970
Office expenses	112,697
Professional fees	292,200
Regulatory fees and expenses	39,211
Rent	182,180
Research expense	1,093,550
Telephone and internet	36,900
Travel and entertainment	27,053
Utilities	21,369
Total expenses	3,262,990
Operating income before income taxes	(1,601,786)
Provision for income taxes	2,500
Net loss	$ (1,604,286)

See accompanying notes to financial statements.

MATRIX U.S.A., LLC
STATEMENT OF CHANGES IN UNITHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2008
(Unaudited)

	Total
Balance, January 1, 2008	$ (353,758)
Capital Contribution	2,631,362
Net loss	(1,604,286)
Balance, December 31, 2008	$ 673,318

See accompanying notes to financial statements.

MATRIX U.S.A., LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2008
(Unaudited)

Cash flows from operating activities:	
Net loss	$ (1,604,286)
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation expense	24,599
Securities owned at market value	74,424
Securities owned at fair value	(180)
Due from related party	(459,826)
Changes in operating assets and liabilities:	
Commissions receivable	(97,991)
Prepaid expenses and deposits	44,913
Accrued expenses	69,713
Accrued payroll and commissions	8,967
Net cash used in operating activities	(1,939,667)
Cash used in investing activities:	
Purchase of furniture and fixtures	20,508
Net cash used in investing activities	(20,508)
Cash flows from financing activities:	
Capital contributions	1,823,205
Net cash provided by financing activities	1,823,205
Net decrease in cash	(136,970)
Cash, beginning of year	140,007
Cash, end of year	$ 3,037
Supplemental cash flow information:	
Cash paid during the year for:	
Interest	$ -
Income Taxes	$ -

See accompanying notes to financial statements.

NOTE 1 - DESCRIPTION OF BUSINESS

Matrix U.S.A., LLC, a limited liability company (the "Company"), was organized in the State of New York on November 21, 1994. The Company is engaged in agency transactions, investment banking and private placement transactions and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and operates under the provisions of Paragraph (k)(2)(ii) of rule 15c3-3 of the Securities and Exchange Commission ("SEC") and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fully-disclosed basis with a clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer. On March 20, 2009, the Company withdrew its license to operate as a broker-dealer.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation / Going Concern

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplate continuation of the Company as a going concern. The Company incurred operating losses during four of the last five years. The Company's ability to meet its regulatory capital and regulatory requirements is dependent on its continuing to provide new capital infusions as needed.

Allocation of Net Income and Loss

Allocations of net income and loss are determined in accordance with the First Amendment to the Amended and Restated Operating Agreement of the Company.

Securities Transactions

Securities transactions and the related revenues and expenses are recorded on a settlement-date basis. Securities owned or sold, not yet purchased by the Company, are valued at market and the resulting unrealized gains or losses are reflected in income. There is no material difference between the trade and the settlement date.

Cash and Cash Equivalents

Cash equivalents consist of highly-liquid investments with original maturities of 90 days or less from the date of purchase.

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash equivalents invested with major financial institutions and cash balances held with financial institutions, which at times exceed federally insurable limits.

Equipment & Leasehold Improvements

Equipment and property are stated at cost. Depreciation is computed using the straight-line method based upon the following estimated useful lives of the assets.

Classification	Estimated Life (years)
Furniture and fixtures	7
Computer equipment	5
Leasehold improvements	5

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Income Taxes

In accordance with federal income tax regulations, federal income taxes of the Company are the responsibility of the individual unitholders. Accordingly, no federal provision has been recorded.

Guaranteed Payments to Members

Guaranteed payments to members that are intended as compensation for services rendered are accounted for as expenses of the Company rather than as allocations of company net income. Guaranteed payments that are intended as payments of interest on capital accounts are not accounted for as expenses of the Company, but rather, as part of the allocation of net income.

NOTE 3 – SECURITIES OWNED

Securities owned, at market value - consists of marketable securities in corporate stocks valued at market value.

Securities owned, not readily marketable, at fair value - consists of investment securities in corporate stocks valued and warrants values at fair value as determined by management.

NOTE 4 – COMMITMENTS

Lease Agreement

In June 2006, the Company entered into a five-year lease with a third party for office space. In March 2008, pursuant to a letter of intent with the related party, the Company elected to assume all of the related party's rights and obligations under the aforementioned lease.

License Agreement

On March 14, 2008, the Company entered into a license agreement with a third party (the "Licensor") granting the Company exclusive worldwide license to distribute, sell and market the Licensor's intellectual property consisting of a certain performance risk valuation, investment technology and related reports, services and trademarks for the duration of the agreement.

The initial terms of the agreement are to continue until December 31, 2009 and automatically renew for an unlimited number of successive terms of one year thereafter.

In addition to license fees, the Company will be subject to certain other fees computed on the distribution of the license product to third parties as provided in the agreement. However on March 20, 2009, the Company ceased operations and will no longer be able to comply with these agreements.

NOTE 5 – NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, except for the first 12 months of operations when it shall not exceed 8 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2008, the Company had net capital of $29,203 which was $22,776, in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital computed in accordance with Rule 15c3-1 was .30 to 1.

NOTE 6 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

In the normal course of business, the Company's securities activities involve the execution and settlement as agent of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the even the customer or other broker is unable to fulfill contractual obligations and the Company has to purchase or sell the financial instrument underlying the contract, at a loss.

NOTE 7 – CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

The Company maintains its cash in bank accounts at high credit quality financial institutions. The balances at times may exceed federally insured limits. As of December 31, 2008, the Company did not have cash in bank accounts above the federally insured limits.

NOTE 8 – RELATED PARTIES

The Company co-marketed an investment rating and screening system with a related party, and also used this system for its own account during the period ended December 31, 2008. Approximately $446,000 in expenses were recorded for the year. At December 31, 2008 nothing was payable to this related party. There was a receivable of $ 459,826 due to the related party.

Effective January 4, 2008, the Licensor of the investment rating and screening system assigned its contract to the Company, resulting in the Company's assumption of the related party's obligations throughout February 2008, totaling $500,000. (See Note 4 – License Agreement)

A related party of the Company's majority unitholder has personally posted a letter of credit for $88,000 as part of the security for the lease describe in Note 4.

On March 20, 2009, the Company ceased operations.

NOTE 9 – SUBSEQUENT EVENTS

During February 6, 2009, the company notified FINRA that it was no longer in compliance with its minimum capital requirements. On March 20, 2009 the company withdrew its registration as a broker-dealer and ceased operations.

SUPPLEMENTARY INFORMATION

MATRIX U.S.A., LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2008
(Unaudited)

Computation of net capital		
Total Unitholder's Equity	$	673,318
Deductions and/or charges:		
Non-allowable assets		638,709
Excess deductible on blanket bond		5,000
Total deductions and charges		643,709
Net capital before haircuts on securities positions		29,609
Haircuts on securities		406
Net capital	$	29,203
Computation of basic net capital requirements		
Minimum net capital required: 6 2/3% of $96,410	$	6,427
Minimum net capital requirements of reporting broker/dealer	$	5,000
Net capital requirement	$	6,427
Excess net capital	$	22,776
Excess net capital at 1000%	$	19,562
Computation of aggregate indebtedness:		
Total A.I. liabilites	$	96,410
Percentage of aggregate indebtedness to net capital		330%

See accompanying notes to financial statements.

MATRIX U.S.A., LLC
COMPUTATION OF NET CAPITAL UNDER RULE 17a-5(d)(4)
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2008
(Unaudited)

Reconciliation with the Company's computation included in Part II of Form X-17A-5 as of December 31, 2008:

Net capital as reported in Company's Part II (unaudited) focus report	$	29,203
Net capital computation contained herein	$	29,203

See accompanying notes to financial statements.

Computation for Determination of Reserve Requirement

The Company did not make a computation for determining the reserve requirement to Rule 15c3-3 as they are exempt pursuant to subparagraph (k)(2)(i) of Rule 15c3-3 i.e., as all customer transactions are cleared through a clearing brokerage firm on a fully disclosed basis.

Matrix U.S.A., LLC
(Unaudited)
Information Relating to the Possession or Control Requirements
December 31, 2008

The Company did not supply information relating to the possession or control requirements under Rule 15c3-3 as they are exempt pursuant to subparagraph (k)(2)(i) of Rule 15c3-3 i.e., as all customer transactions are cleared through a clearing brokerage firm on a fully disclosed basis.

LESTER S. CAESAR
CERTIFIED PUBLIC ACCOUNTANT
280 MADISON AVENUE, SUITE 1003
NEW YORK, NY 10016
212-752-8377
FAX: 212-752-8264

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Unitholders of
Matrix U.S.A., LLC
16 East 40th Street
New York, NY 10016

In planning and performing our audit of Matrix U.S.A., LLC for the year ended December 31, 2008, we were **unable** to consider the Company's internal control, over financial reporting, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the effectiveness of the Company's internal control. As mentioned in the independent auditor's report, we have **disclaimed** an opinion on the Company's financial statements for the reasons set forth in the auditor's report.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we were **unable** to make a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. As mentioned in the preceding paragraph and the auditor's report the scope of our work was not sufficient enough to enable us to express, and we do not express, an opinion of the financial statements or on the report on internal control.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. We were unable to express an opinion on these objectives.

This report is intended solely for the information and use of the Member, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lester S. Caesar CPA

New York, New York
March 26, 2009